Exhibit 99.1

500.com Limited Announces Board Approval of Changes to Company Names and Ticker Symbol, as well as Calling of Extraordinary General Meeting

SHENZHEN, China, March 8, 2021 /PRNewswire/ -- 500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), an enterprise committed to developing cryptocurrency mining businesses, today announced that a majority of its Board of Directors (the “Board”) resolved to change the Company’s (i) English name to “BIT Mining Limited” (the “English Name Change”), subject to shareholder approval being received for the English Name Change, (ii) Chinese business name to “比特矿业,” and (iii) ticker symbol to “BTCM.”

Pursuant to the Company’s Second Amended and Restated Articles of Association, the English Name Change needs to be adopted by a Special Resolution at a general meeting of shareholders. For the purpose of seeking such shareholder approval, today a majority of the Board also resolved to call an extraordinary general meeting of shareholders (the “EGM”) to consider the English Name Change. The Company intends to announce and publish materials for the EGM in due course.

About 500.com Limited

500.com Limited (NYSE: WBAI) is committed to becoming a leading cryptocurrency mining enterprise in China. Since announcing its entry into the cryptocurrency industry in December 2020, the Company has entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) acquire a controlling stake in Loto Interactive Limited (HKEX: 08198), and (iii) acquire the entire mining pool business of Bitdeer Technologies Holding Company (“BitDeer”) operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses”), to unfurl a comprehensive approach to cryptocurrency mining. 500.com is also an online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited

ir@500wan.com

Ms. Danni Zheng

Head of Investor Relations

Phone: +86 755 8633 8005